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R. David Patton    Direct Dial: 404-881-7951    E-mail: dave.patton@alston.com

November 9, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Mohawk Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed February 29, 2012 File No. 001-13697

Dear Ms. Thompson:
In connection with the review by the Securities and Exchange Commission of the above referenced filing of Mohawk Industries, Inc. (the “Company”), set forth below is the Company’s response to the Staff’s comment contained in the letter dated October 31, 2012 to Jeffrey S. Lorberbaum, Chief Executive Officer of the Company.
Form 10-K for Fiscal Year Ended December 31, 2011
Financial Statements, Page 36
Note (14) Commitments and Contingencies, page 65

1.
Based on the information included in your response to comment 1 in our letter dated September 17, 2012, it appears that you may have reasonably possible or probable losses in excess of amounts presently accrued. In future filings, please disclose the amount or range of reasonably possible losses in excess of the amounts accrued or provide a statement that such an estimate cannot be made as required by ASC 450-20-50-3 through 50-4. Alternatively you may disclose, if true, that any such amounts in excess of the amounts accrued are not material in relation to your financial statements.

Response:

The Company has included the requested disclosure in its Form 10-Q for the quarter ended September 29, 2012 and will include similar disclosure, if applicable, in future filings.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Jennifer Thompson
November 9, 2012

Thank you for your consideration of the Company’s response to the Staff’s comment and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404-881-7951) or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton

R. David Patton

cc:	Sondra Snyder, Staff Accountant Jason Niethamer, Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Staff Attorney Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke James F. Brunk